Exhibit 99.3

2 September 2005

Transaction in Own Shares

Mitchells & Butlers plc announces that on 2 September 2005 it purchased for cancellation 301,000 of its ordinary shares at a price of 375.1858 pence per ordinary share.

This now concludes the £100m share repurchase programme for the 2005 financial year which we announced at the time of the Preliminary Results on 1 December 2004.